SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1

                                       to

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-1(a)

                            WEALTHCRAFT SYSTEMS INC.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    947000105
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                                 (CUSIP Number)

                              Paul J. Pollock, Esq.
                         c/o Katten Muchin Rosenman LLP
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 6, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 947000105                                                  Page 2 of 5
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kelly Jay Michael Tallas
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF; OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
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               7     SOLE VOTING POWER

                     3,649,488
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  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        550,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,649,488
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     550,000
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,199,488
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      38.18%
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14    TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      This report relates to the Common Stock par value $.001 per share (the "Common Stock") of WealthCraft Systems Inc. (the "Company"), a Nevada corporation.

Item 2. Identity and Background

      (a) Kelly Jay Michael Tallas;

      (b) c/o WealthCraft Systems Inc.,

            c/o Unit A, 9/F, On Hing Building,

            1 On Hing Terrace,

            Central Hong Kong, SAR;

      (c) President and Chief Executive Officer

            c/o Unit A, 9/F, On Hing Building,

            1 On Hing Terrace,

            Central Hong Kong, SAR;

      (d) During the last five years, Mr. Tallas has not been convicted in a criminal proceeding;

      (e) During the last five years, Mr. Tallas has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Tallas is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

      On June 6, 2007, Mr. Tallas was issued 550,000 shares of the Company's Common Stock in consideration for services performed and in contemplation of his future efforts on behalf of the Company. The consideration was valued at $5.00 per share or $2,750,000 in the aggregate.

      On June 6, 2007, Mr. Tallas transferred 550,000 shares of the Company's Common Stock to WealthCraft Systems Limited, a wholly-owned subsidiary of the Company ("WealthCraft HK") in consideration and satisfaction of a debt owed to the Company.

Item 4. Purpose of Transaction

This report is being filed with respect to the acquisition of the Company's Common Stock by Mr. Tallas. Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Agreement.

Item 5. Interest in Securities of the Issuer

      (a) As of the date hereof and based upon a total of 11,000,000 shares of the Company's Common Stock outstanding as reported on the Company's most recently filed current report on Form 10-QSB dated as of August 14, 2007: (i) Mr. Tallas beneficially owns 4,199,488 shares of the Company's Common Stock, representing approximately 38.18% of the outstanding Common Stock of which 3,649,488 shares are owned directly by Mr. Tallas and 500,000 shares are owned by WealthCraft HK, which Mr. Tallas may be deemed to beneficially own by virtue of his position as a director and officer of the Company and WealthCraft HK. Mr. Tallas disclaims beneficial ownership of the shares held by WealthCraft HK.

      (b) (i) Mr. Tallas

              Number of shares of Common Stock as to which there is sole power to vote or direct the vote: 3,649,488

              Number of shares of Common Stock as to which there is shared power to vote or direct the vote: 500,000

              Number of shares of Common Stock as to which there is sole power to dispose or to the direct the disposition: 3,649,488

              Number of shares of Common Stock as to which there is shared power to dispose or to the direct the disposition: 500,000

      (c) See Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuers.

None

Item 7. Materials to be Filed as Exhibit

None

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: November 13, 2007                    /s/ Kelly Jay Michael Tallas
                                           -------------------------------------
                                           Kelly Jay Michael Tallas
                                           Reporting Person